SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 27, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated April 27, 2009: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of HSBC Holdings PLC in Nokia Corporation

STOCK EXCHANGE RELEASE

April 27, 2009

Nokia Corporation

Stock exchange release

April 27, 2009 at 18.20 (CET+1)

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of HSBC Holdings PLC in Nokia Corporation

Espoo, Finland - According to information received by Nokia Corporation, the holdings of HSBC Holdings PLC exceeded 5% of the share capital of Nokia on April 20, 2009 but represented again less than 5% on April 24, 2009.

On April 20, 2009, the holdings of HSBC Holdings PLC and its direct and indirect subsidiaries, including Halbis Capital Management (UK) Limited, Hang Seng Bank (Trustee) Limited, HSBC Bank plc, HSBC Financial Products (France), HSBC Global Asset Management (Canada) Limited, HSBC Global Asset Management (International) Limited, HSBC Global Asset Management (USA) Inc, HSBC Guyerzeller Bank AG, HSBC International Trustee Limited, HSBC Investment Management, HSBC Private Bank (Jersey) Limited, HSBC Trinkaus & Burkhardt AG, HSBC Trust Company (Canada), HSBC Trustee (Hong Kong) Limited, Louvre Gestion, Sinopia Asset Management, Sinopia Asset Management (UK) Limited, HSBC Global Asset Management (France) and HSBC global Asset Management (Hong Kong) Limited, in Nokia amounted to a total of 195 149 080 Nokia shares, corresponding to approximately 5.21% of the total number of shares and voting rights of Nokia. On April 20, 2009, the direct holding of HSBC Holdings PLC was 186 811 653 Nokia shares, corresponding to approximately 4.99% of the total number shares and voting rights of Nokia and its indirect holding was 8 337 427 shares and approximately 0.22%, respectively.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel